UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)
June 13, 2005

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	0-13091	05-0404671
--------------------	--------------------	---------------------
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On June 13, 2005, Washington Trust Bancorp, Inc. (the "Company") awarded Restricted Stock Units under the Washington Trust Bancorp Inc. 1997 Equity Incentive Plan, as amended (the "1997 Plan"), and nonqualified stock options under the Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan, as amended (the "2003 Plan") to certain of its executive officers as set forth below.

The following Restricted Stock Units were awarded under the 1997 Plan, vest on the 3-year anniversary date of the award and required no consideration to be paid by the recipient.

Name	Position	Award
John C. Warren	Chairman and Chief Executive Officer	5,800 Restricted Stock Units
John F. Treanor	President and Chief Operating Officer	3,400 Restricted Stock Units

A copy of the form of Restricted Stock unit Certificate under the 1997 Plan used in connection with such Restricted Stock Units grants is filed as Exhibit 10.1 hereto and is hereby incorporated by reference.

The following nonqualified stock options were awarded under the 2003 Plan at an exercise price of $26.81:

Name	Position	Award	Vesting
David V. Devault	Executive Vice President, Secretary, Treasurer and Chief Financial Officer	6,200 Nonqualified Stock Options	Immediate
Dennis L. Algiere	Senior Vice President - Chief Compliance Officer and Director of Community Affairs	3,100 Nonqualified Stock Options	Immediate
Stephen M. Bessette	Senior Vice President - Retail Lending	3,800 Nonqualified Stock Options	Immediate
Vernon F. Bliven	Senior Vice President - Human Resources	2,900 Nonqualified Stock Options	Immediate
Elizabeth B. Eckel	Senior Vice President - Marketing	2,900 Nonqualified Stock Options	Immediate
William D. Gibson	Senior Vice President - Credit Administration	3,300 Nonqualified Stock Options	Immediate
Barbara J. Perino	Senior Vice President - Operations and Technology	3,300 Nonqualified Stock Options	Immediate
Michael B. Rauh	Senior Vice President - Corporate Sales Planning and Delivery	3,800 Nonqualified Stock Options	Immediate
James M. Vesey	Senior Vice President and Chief Credit Officer	3,800 Nonqualified Stock Options	Immediate

A copy of the form of Nonqualified Stock Option Certificate under the 2003 Plan used in connection with such nonqualified stock option grants is filed as Exhibit 10.2 hereto and is hereby incorporated by reference.

In addition, the Company may grant various awards to executive officers and directors under the 1997 Plan and the 2003 Plan.

A copy of the form Nonqualified Stock option Certificate under the 1997 Plan for members of the Board of Directors is filed as Exhibit 10.3 hereto and is hereby incorporated by reference. A copy of the form of Nonqualified Stock Option Certificate under the 1997 Plan for employees is filed as Exhibit 10.4 hereto and is hereby incorporated by reference. A copy of the form of Incentive Stock option Certificate under the 1997 Plan is filed as Exhibit 10.5 hereto and is hereby incorporated by reference. A copy of the form of Restricted Stock unit Certificate under the 1997 Plan for members of the Board of Directors is filed as Exhibit 10.6 hereto and is hereby incorporated by reference. A copy of the form of Restricted Stock Agreement under the 1997 Plan is filed as Exhibit 10.7 hereto and is hereby incorporated by reference.

A copy of the form of Nonqualified Stock Option Certificate under the 2003 Plan for members of the Board of Directors is filed as Exhibit 10.8 hereto and is hereby incorporated by reference. A copy of the form of Incentive Stock Option Certificate under the 2003 Plan is filed as Exhibit 10.9 hereto and is hereby incorporated by reference.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit Number	Item
10.1	Form of Restricted Stock Units Certificate under the Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan, as amended (employees)
10.2	Form of Nonqualified Stock Option Certificate under the Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan, as amended (employees)
10.3	Form of Nonqualified Stock Option Certificate under the Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan, as amended (members of the Board of Directors)
10.4	Form of Nonqualified Stock Option Certificate under the Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan, as amended (employees)
10.5	Form of Incentive Stock Option Certificate under the Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan, as amended
10.6	Form of Restricted Stock Units Certificate under the Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan, as amended (members of the Board of Directors)
10.7	Form of Restricted Stock Agreement under the Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan, as amended
10.8	Form of Nonqualified Stock Option Certificate under the Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan, as amended (members of the Board of Directors)
10.9	Form of Incentive Stock Option Certificate under the Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan, as amended

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WASHINGTON TRUST BANCORP, INC.

Date: June 17, 2005   By: /s/ John C. Warren

                                                                John C. Warren
                                                                Chairman and Chief Executive Officer

Exhibit Index

Exhibit Number	Item
10.1	Form of Restricted Stock Units Certificate under the Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan, as amended (employees)
10.2	Form of Nonqualified Stock Option Certificate under the Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan, as amended (employees)
10.3	Form of Nonqualified Stock Option Certificate under the Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan, as amended (members of the Board of Directors)
10.4	Form of Nonqualified Stock Option Certificate under the Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan, as amended (employees)
10.5	Form of Incentive Stock Option Certificate under the Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan, as amended
10.6	Form of Restricted Stock Units Certificate under the Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan, as amended (members of the Board of Directors)
10.7	Form of Restricted Stock Agreement under the Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan, as amended
10.8	Form of Nonqualified Stock Option Certificate under the Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan, as amended (members of the Board of Directors)
10.9	Form of Incentive Stock Option Certificate under the Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan, as amended

Exhibit 10.1

WASHINGTON TRUST BANCORP, INC.
1997 EQUITY INCENTIVE PLAN
RESTRICTED STOCK UNITS CERTIFICATE
(For Employees)

Name of Grantee:
Number of Units:
Grant Date:
Vesting Date:

　　　　Washington Trust Bancorp, Inc. (the "Company") has selected you to receive the grant of restricted stock units identified above, subject to the provisions of its 1997 Equity Incentive Plan (the "Plan") and the Statement of Terms and Conditions. Acceptance of this grant requires no action on your part. However, if you desire to refuse this grant, you must notify the Company promptly.

　　　　　　　　　　　　　　　　　　WASHINGTON TRUST BANCORP, INC

　　　　　　　　　　　　　By:_____

WASHINGTON TRUST BANCORP, INC.
1997 EQUITY INCENTIVE PLAN
RESTRICTED STOCK UNITS

<u>STATEMENT OF TERMS AND CONDITIONS</u>
(For Employees)

1. **Preamble.** This Statement contains the terms and conditions of an award of restricted stock units of the Company (the "Restricted Units") made to the Grantee identified on the attached Certificate pursuant to the Plan. Any consideration due to the Company on the issuance of the Restricted Units has been deemed to be satisfied by past services rendered by the Recipient to the Company. For purposes of this Statement, the defined terms used herein and not otherwise defined shall have the meaning set forth in the Plan.

2. **Restrictions on Transfer.** The Restricted Units shall not be sold, transferred, pledged, assigned or otherwise encumbered or disposed of, until and unless the Restricted Units shall have vested as provided in Section 3 of this Statement and a certificate has been issued pursuant to Section 6 of this Statement.

3. **Vesting.** The term "vest" as used in this Statement means the lapsing of the restrictions that are described in this Statement with respect to the Restricted Units. The Restricted Units shall vest in accordance with the schedule set forth on the Certificate, provided in each case that the Grantee is then, and since the Grant Date has continuously been, employed by the Company or its Subsidiaries. Notwithstanding the foregoing, the Grantee shall become vested in the Restricted Units prior to the vesting date set forth on the Certificate in the following circumstances:

   a. In the event of a Change in Control of the Company, all Restricted Units that have not previously been forfeited shall immediately vest; provided that the Grantee is then employed by the Company or its Subsidiaries.

   b. In the event of the Grantee's death, all Restricted Units that have not previously been forfeited shall immediately vest; provided that the Grantee was employed by the Company or its Subsidiaries immediately prior to the date of death.

   c. Upon the Retirement of the Grantee prior to the Vesting Date, the Grantee shall vest in a number of his Restricted Units determined by multiplying the number of Restricted Units credited to the Grantee by a fraction, the numerator of which shall be the number of full months from the Grant Date to the date of the Grantee's Retirement and the denominator of which shall be 36.

4. **Forfeiture.** In the event the Company terminates the Grantee's employment or the Grantee terminates his employment on his own initiative prior to the Vesting Date, all Restricted Units that have not previously been forfeited on such date shall be immediately forfeited to the Company.

5. **Dividend Equivalents.**

   a. In the case of a dividend payable on shares of Common Stock ("Shares") in the form of cash, the Company shall provide Grantee with additional compensation in an amount equal to the aggregate number of Restricted Units credited to the Grantee as of the record date of the dividend multiplied by the cash dividend per share amount.

   b. In the case of a dividend paid on Shares in the form of Shares, including without limitation a distribution of Shares by reason of a stock dividend, stock split or otherwise, the number of Restricted Units credited to the Grantee shall be increased by a number equal to the product of (i) the aggregate number of Restricted Units that have been awarded to the Recipient through the related dividend record date, and (ii) the number of Shares (including any fraction thereof) payable as dividend on one Share. Any additional Restricted Units shall be subject to the restrictions of this Statement in the same manner and for so long as the Restricted Units remain subject to such restrictions, and shall be promptly forfeited to the Company if and when the Restricted Units are so forfeited.

6. **Issuance of Shares.**

   a. As soon as practicable following the Grantee's vesting in the Restricted Units, the Company shall issue to the Grantee a certificate representing the number of Shares equal to the aggregate number of Restricted Units credited to the Grantee on such date in full satisfaction of such Restricted Units. The issuance of certificates may be made in book entry form.

   b. In each instance above, the issuance of Shares to the Grantee shall be subject to the payment by the Grantee by cash or other means acceptable to the Company of any federal, state, local and other applicable taxes required to be withheld in connection with such issuance in accordance with Section 7 of this Statement. The Grantee understands that once Shares have been delivered to the Grantee in respect of the Restricted Units, the Grantee will be free to sell such Shares, subject to applicable requirements of federal and state securities laws. Immediately after the issuance of Shares, this Statement shall terminate and be of no further force or effect.

7. **Tax Withholding.** The Grantee expressly acknowledges that the issuance of Shares to him pursuant to the provisions of Section 6 will give rise to "wages" subject to withholding. The Grantee expressly acknowledges and agrees that the Grantee's rights hereunder are subject to the Grantee's paying to the Company in cash or by having the Company hold back from the Shares to be delivered, Shares having a Fair Market Value calculated to satisfy the minimum withholding requirement of all federal, state, local and any other applicable taxes required to be withheld in connection with such award or vesting.

8. **Defined Terms.**

   a. For purposes of this Statement, a "Change in Control" of the Company shall mean

        i. the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock"); provided, however, that any acquisition by the Company or its subsidiaries, or any employee benefit plan (or related trust) of the Company or its subsidiaries of 20% or more of Outstanding Company Common Stock shall not constitute a Change in Control; and provided, further, that any acquisition by a corporation with respect to which, following such acquisition, more than 50% of the then outstanding shares of common stock of such corporation, is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock immediately prior to such acquisition in substantially the same proportion as their ownership, immediately prior to such acquisition, of the Outstanding Company Common Stock, shall not constitute a Change in Control; or

        ii. individuals who, as of the Grant Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any individual becoming a director subsequent to the Grant Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

iii. consummation by the Company of (A) a reorganization, merger or consolidation, in each case, with respect to which all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 40% of the then outstanding shares of common stock of the corporation resulting from such a reorganization, merger or consolidation; (B) a reorganization, merger or consolidation, in each case, (1) with respect to which all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock immediately prior to such reorganization, merger or consolidation, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 40% but less than 50% of the then outstanding shares of common stock of the corporation resulting from such a reorganization, merger or consolidation, (2) at least a majority of the directors then constituting the Incumbent Board do not approve the transaction and do not designate the transaction as not constituting a Change in Control, and (3) following the transaction members of the then Incumbent Board do not continue to comprise at least a majority of the Board; or (C) the sale or other disposition of all or substantially all of the assets of the Company, excluding a sale or other disposition of assets to a subsidiary of the Company; or

iv. consummation by The Washington Trust Company, the wholly-owned subsidiary of the Company, of (A) a reorganization, merger or consolidation, in each case, with respect to which, following such reorganization, merger or consolidation, the Company does not beneficially own, directly or indirectly, more than 50% of the then outstanding shares of common stock of the corporation or bank resulting from such a reorganization, merger or consolidation or (B) the sale or other disposition of all or substantially all of the assets of the Bank, excluding a sale or other disposition of assets to the Company or a subsidiary of the Company.

The decision as to whether a Change in Control of the Company or offer to effect a Change in Control of the Company has occurred shall be made by a majority of the Continuing Directors of the Company (as defined in the Restated Articles of Incorporation of the Company) and shall be conclusive and binding.

b. For purposes of this Statement, "Retirement" shall mean the Grantee's termination of employment with the Company or a Subsidiary with an election to commence promptly receipt of benefits under The Washington Trust Company Pension Plan.

9. **Administration.** The Committee shall have the authority to manage and control the operation and administration of this Statement. Any interpretation of the Statement by the Committee and any decision made by the Committee with respect to the Statement is final and binding.

10. **Amendment.** This Statement may be amended only by written statement between the Grantee and the Company, without the consent of any other person.

Exhibit 10.2

WASHINGTON TRUST BANCORP, INC.
2003 Stock Incentive Plan
NONQUALIFIED STOCK OPTION CERTIFICATE
TO: _____ (Employee)

THIS OPTION is made as of the Grant Date by WASHINGTON TRUST BANCORP, INC. (the "Corporation") to _____ (the "Optionee").

Pursuant to the Plan and the Statement of Terms and Conditions attached hereto and incorporated herein by reference (the "Statement"), the Corporation hereby awards as of the Grant Date to the Optionee a stock option (the "Option"), as described below, to purchase the Option Shares.

A. Grant Date: _____

B. Type of Option: Non-Qualified Stock Option

C. Plan: Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan (the "Plan")

D. Option Shares: _____ shares of the Corporation's common stock, U.S. $0.0625 par value per share ("Stock").

E. Option Exercise Price: _____ per share of Stock

F. Latest Expiration Date: _____ (the "Expiration Date"), subject to earlier termination as provided in the attached Statement and in the Plan.

G. Exercisability Schedule: Subject to the Statement, so long as the Optionee remains an employee of the Corporation or a Subsidiary, the Option shall become vested and exercisable as follows:

Number of Option Shares Exercisable	Vesting and Exercisable Dates for Such Shares

Acceptance of this Option requires no action on the part of the Optionee. However, if the Optionee desires to refuse the Option, he must notify the Corporation at the address listed in the attached Statement. This Option is not intended to be an Incentive Stock Option, as that term is described in Section 422 of the Internal Revenue Code of 1986, as amended.

WASHINGTON TRUST BANCORP, INC.
2003 Stock Incentive Plan
NONQUALIFIED STOCK OPTION
STATEMENT OF TERMS AND CONDITIONS OF OPTION
(For Employees)

This Statement of Terms and Conditions (the "Statement) supplies the terms and conditions of a grant of a nonqualified stock option (the "Option") under the Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan (the "Plan" of the "Corporation") unless any specific grant or award explicitly states to the contrary. The Option shall be subject to the provisions of the Plan, this Statement and the Certificate.

(1) Termination.

    (a) This Option shall terminate and be of no force or effect as of the earliest of the following:

        (i) The Expiration Date;

        (ii) Three years after the termination of the Optionee's employment by reason of the Optionee's death, Permanent Disability (as defined in §22(e)(3) of the Internal Revenue Code of 1986, as amended (the "Code")) or the Optionee's retirement with the consent of the Corporation; and during such three-year period, the Optionee or the Optionee's executor, administrator, legatees or distributees, as the case may be, shall have the right to exercise the Option to the extent the right to exercise the same had accrued but had not been exercised prior to the Optionee's termination of employment; or

        (iii) The date of the termination of the Optionee's employment for any other reason.

Notwithstanding the foregoing, in the case of termination for cause, the ability to exercise this Option shall terminate on the date of termination of employment and may be terminated on such earlier date as the Corporation may specify, and such date may be set so as to prevent the Optionee from further exercising any portion of such Option.

Upon the Optionee's termination of employment, any portion of this Option that is not exercisable at such time shall immediately terminate and be of no force or effect.

    (b) The Committee, as defined in the Plan, shall have discretion to determine whether any termination of the Optionee's employment by the Corporation is to be considered as for cause, or as retirement with the consent of the Corporation for the purposes of this Option and this Statement and whether an authorized leave of absence on military or government service or otherwise shall constitute a termination of employment for the purposes of this Option or this Statement. Any determination made by the Committee with respect to any matter referred to in this Section 1 shall be final and conclusive on all persons affected thereby. Employment by the Corporation shall be deemed to include employment of the Optionee by, and to continue during any period in which the Optionee is in the employment of, a subsidiary of the Corporation.

(2) Nontransferability; Persons Able to Exercise.

This Option may not be transferred other than by will or the laws of descent and distribution. During the life of the Optionee, only the Optionee may exercise the Option. If the Optionee dies while still affiliated with the Corporation, or during the period specified in Section 1, this Option may be exercised by his executors, administrators, legatees or distributees, provided that such person or persons comply with the provisions of the Certificate, this Statement, and the Plan applicable to the Optionee.

(3) Method of Exercising Option.

The Option may be exercised, in whole or in part, by written notice to the Director of Human Resources of the Corporation, on any business day, specifying the number of shares which the Optionee wishes to purchase and including payment of the Option Exercise Price as provided below, provided that the Corporation, in its discretion, may modify or augment these requirements as provided in Section 7 of this Statement, or where appropriate because a person other than the Optionee is exercising the Option pursuant to Section 2. In the event this Option is exercised by any person other than the Optionee, the notice shall be accompanied by appropriate proof of the right of such person to exercise the Option. The written notice specified in this Section must be accompanied by payment of the Option Exercise Price for the shares being purchased in United States dollars in cash or by certified check, bank draft or money order payable to the order of the Corporation. If approved by the Committee, in its sole discretion, payment may also be made as follows:

(a) through the delivery (or attestation as to the ownership) of shares of Stock, valued at Fair Market Value on the exercise date, that have been purchased by the Optionee on the open market or that have been beneficially owned by the Optionee for at least six months and are not then subject to restrictions under any Corporation plan; or

(b) by the Optionee delivering to the Corporation a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Corporation cash or a check payable and acceptable to the Corporation to pay the purchase price; provided that in the event the Optionee chooses to pay the purchase price as so provided, the Optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Committee shall prescribe as a condition of such payment procedure; or

(c) by any combination of the foregoing.

In the event the Optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the Optionee upon the exercise of the Option shall be net of the number of shares attested to. For purposes of this Section 3, the Fair Market Value of Stock so delivered or utilized shall be the fair market value of the Stock as determined in the manner established by the Corporation from time to time.

As soon as practical after receipt of this notice and payment, the Corporation shall deliver a certificate or certificates or form of certificate representing the Option Shares registered in the name of the person or persons exercising such Option. All shares purchased upon the exercise of this Option and payment of the full Option Exercise Price will be fully paid and nonassessable.

Notwithstanding anything to the contrary contained herein, this Option shall not be exercised for the purchase of fewer than 50 shares or all shares to which the Option is currently exercisable if such number is less than 50.

(4) Change of Control.

If the Corporation is merged into or consolidated with another corporation under circumstances where the Corporation is not the surviving corporation, or if the Corporation is liquidated or sells or otherwise disposes of all or substantially all of its assets to another corporation while unexercised options remain outstanding under the Plan after the effective date of such merger, consolidation or sale, as the case may be, the Optionee shall be entitled, upon exercise of this Option, to receive in lieu of shares of Stock, shares of such stock or other securities as the holders of shares of Stock received pursuant to the terms of the merger, consolidation or sale. Notwithstanding the Certificate provisions regarding the vesting and exercisability of any option in installments, this Option shall become immediately exercisable in the event of a Change of Control of the Corporation or offer to effect a Change of Control of the Corporation.

(5) No Rights Other Than Those Expressly Created.

Neither this Option, nor the Certificate, nor this Statement, nor the Plan, nor any action taken hereunder shall be construed as (i) giving the Optionee any right to be retained in the employ of, or continue to be affiliated with, the Corporation, (ii) giving the Optionee any equity or interest of any kind in any assets of the Corporation, or (iii) creating a trust of any kind or a fiduciary relationship of any kind between the Optionee and the Corporation. As to any claim for any unpaid amounts under this Option or this Statement, any person having a claim for payments shall be an unsecured creditor. The Optionee shall not have any of the rights of a stockholder with respect to any Option Shares until such time as this Option has been exercised and Option Shares have been issued.

(6) Compliance with Laws.

    (a) Withholding of Taxes. Pursuant to applicable federal, state, local or foreign laws, the Corporation may be required to collect or withhold income or other taxes from the Optionee upon the grant of an Option, the exercise of an Option, or at some other time. The Corporation may require, as a condition to the exercise of this Option, or demand, at such other time as it may consider appropriate, that the Optionee pay the Corporation the amount of any taxes which the Corporation may determine is required to be collected or withheld, and the Optionee shall comply with the requirement or demand of the Corporation. Such required minimum tax withholding obligations may be paid in whole or in part by shares of Stock retained from the exercise of the Option creating the tax obligations valued at their Fair Market Value (determined as provided in Section 3 hereof) on the date of payment.

    (b) Securities Law Compliance. Upon exercise (or partial exercise) of this Option, the Optionee shall make such representations and furnish such information as may, in the opinion of counsel for the Corporation, be appropriate to permit the Corporation to issue or transfer the Option Shares in compliance with the provisions of applicable federal or state securities laws. The Corporation, in its discretion, may postpone the issuance and delivery of Option Shares upon any exercise of this Option until completion of such registration or other qualification of such shares under any federal or state laws, or stock exchange listing, as the Corporation may consider appropriate. The Corporation may require that, prior to the issuance or transfer of the Option Shares upon exercise of this Option, the Optionee enter into a written agreement to comply with any restrictions on subsequent disposition that the Corporation deems necessary or advisable under any applicable federal and state securities laws. Certificates of Stock issued hereunder may be legended to reflect such restrictions.

    (c) General. No Option Shares shall be issued upon exercise of this Option unless and until the Corporation is satisfied, in its sole discretion, that there has been compliance with all legal requirements applicable to the issuance of such Option Shares.

(7) Miscellaneous.

    (a) Amendment. This Option may only be modified or amended by a writing signed by both parties, unless the Committee determines that the proposed modification or amendment would not materially and adversely affect the Optionee, in which case the Optionee's consent shall not be required for such modification or amendment.

    (b) Notices. Any notices required to be given under this Option or this Statement shall be sufficient if in writing and if hand-delivered or if sent by first class mail and addressed as follows:

if to the Corporation:
Washington Trust Bancorp, Inc.
23 Broad Street
Westerly, Rhode Island 02891
Attention: Director of Human Resources

if to the Optionee:
at the address maintained in the Corporation's payroll records
or to such other address as either party may designate under the provisions hereof.

    (c) Applicable Law. All rights and obligations under this Option and this Statement shall be governed by the laws of the State of Rhode Island.

    (d) Definitions. All capitalized terms used herein and not otherwise defined shall have the respective meaning set forth in the Plan.

PLEASE DIRECT ANY QUESTIONS TO:

Vernon F. Bliven		Kristen L. DiSanto
Senior Vice President, Human Resources		Vice President, Human Resources
The Washington Trust Company		The Washington Trust Company
23 Broad Street		23 Broad Street
Westerly, RI 02891	**or**	Westerly, RI 02891
(401) 348-1302		(401) 348-1204
Email: vfbliven@washtrust.com		Email: kldisanto@washtrust.com

Exhibit 10.3

WASHINGTON TRUST BANCORP, INC.
1997 Equity Incentive Plan
NONQUALIFIED STOCK OPTION CERTIFICATE
TO: _____ (Member of the Board of Directors)

THIS OPTION is made as of the Grant Date by WASHINGTON TRUST BANCORP, INC. (the "Corporation") to _____ (the "Optionee"), a member of the Board of Directors of the Corporation.

Pursuant to the Plan and the Statement of Terms and Conditions attached hereto and incorporated herein by reference (the "Statement"), the Corporation hereby awards as of the Grant Date to the Optionee a stock option (the "Option"), as described below, to purchase the Option Shares.

A. Grant Date: _____

B. Type of Option: Non-Qualified Stock Option

C. Plan: Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan, as amended (the "Plan")

D. Option Shares: _____ shares of the Corporation's common stock, U.S. $0.0625 par value per share ("Stock").

E. Option Exercise Price: _____ per share of Stock

F. Latest Expiration Date: _____ (the "Expiration Date"), subject to earlier termination as provided in the attached Statement and in the Plan.

G. Exercisability Schedule: Subject to the Statement, so long as the Optionee remains a director of the Corporation or a Subsidiary, the Option shall become vested and exercisable as follows:

Number of Option Shares Exercisable	Vesting and Exercisable Dates for Such Shares

Acceptance of this Option requires no action on the part of the Optionee. However, if the Optionee desires to refuse the Option, he must notify the Corporation at the address listed in the attached Statement. This Option is not intended to be an Incentive Stock Option, as that term is described in Section 422 of the Internal Revenue Code of 1986, as amended.

WASHINGTON TRUST BANCORP, INC.
1997 Equity Incentive Plan
NONQUALIFIED STOCK OPTION
STATEMENT OF TERMS AND CONDITIONS OF OPTION
(For a Member of the Board Of Directors)

This Statement of Terms and Conditions (the "Statement) supplies the terms and conditions of a grant of a nonqualified stock option (the "Option") under the Washington Trust Bancorp, Inc. 1997 Equity Plan (the "Plan" of the "Corporation") unless any specific grant or award explicitly states to the contrary. The Option shall be subject to the provisions of the Plan, this Statement and the Certificate.

(1)Termination.

  (b) This Option shall terminate and be of no force or effect as of the earliest of the following:

        (i)The Expiration Date;

        (ii)Three years after the Optionee ceases to be an active member of the Board of Directors for any reason other than for cause;

        (iii)The date that the Optionee ceases to be an active member of the Board of Directors for cause.

      Notwithstanding the foregoing, in the case of termination for cause, the ability to exercise this Option may be terminated on such earlier date as the Corporation may specify, and such date may be set so as to prevent the Optionee from further exercising any portion of this Option.

  (c) The Committee shall have discretion to determine whether any termination of Optionee's service as an active member of the Board of Directors is to be considered as termination for cause for the purposes of this Agreement. Any determination made by the Committee with respect to any matter referred to in this Section 4 shall be final and conclusive on all persons affected thereby.

(2) Nontransferability; Persons Able to Exercise.

This Option may not be transferred other than by will or the laws of descent and distribution. During the life of the Optionee, only the Optionee may exercise the Option. If the Optionee dies while still affiliated with the Corporation, or during the periods specified in Section 1, this Option may be exercised by his executors, administrators, legatees or distributees, provided that such person or persons comply with the provisions of the Certificate, this Statement, and the Plan applicable to the Optionee.

(3) Method of Exercising Option.

The Option may be exercised, in whole or in part, by written notice to the Director of Human Resources of the Corporation, on any business day, specifying the number of shares which the Optionee wishes to purchase and including payment of the Option Exercise Price as provided below, provided that the Corporation, in its discretion, may modify or augment these requirements as provided in Section 7 of this Statement, or where appropriate because a person other than the Optionee is exercising the Option pursuant to Section 2. In the event this Option is exercised by any person other than the Optionee, the notice shall be accompanied by appropriate proof of the right of such person to exercise the Option. The written notice specified in this Section must be accompanied by payment of the Option Exercise Price for the shares being purchased in United States dollars in cash or by check, bank draft or money order payable to the order of the Corporation. If approved by the Committee, in its sole discretion, payment may also be made as follows:

(a) through the delivery of shares of Stock of the Corporation already owned by the Optionee with a Fair Market Value equal to the Option Exercise Price, provided that the Optionee must have owned at least such number of shares for at least six months; or

(b) through the reduction of the shares of Stock that the Optionee would be entitled to receive upon exercise of the Option, such shares to be valued at their Fair Market Value on the date of exercise, less their Option Exercise Price, provided that the Optionee must otherwise have owned at least the number of shares by which the Option Shares are being reduced for at least six months; or

(c) by the Optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company to pay the purchase price; provided that in the event the Optionee chooses to pay the purchase price as so provided, the Optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Committee shall prescribe as a condition of such payment procedure; or

(d) by any combination of the foregoing.

For purposes of this Section 3, the Fair Market Value of Stock so delivered or utilized shall be the fair market value of the Stock as determined in the manner established by the Corporation from time to time.

As soon as practical after receipt of this notice and payment, the Corporation shall deliver a certificate or certificates or form of certificate representing the Option Shares registered in the name of the person or persons exercising such Option. All shares purchased upon the exercise of this Option and payment of the full Option Exercise Price will be fully paid and nonassessable.

Notwithstanding anything to the contrary contained herein, this Option shall not be exercised for the purchase of fewer than 50 shares or all shares to which the Option is currently exercisable if such number is less than 50.

(4) Stock Adjustments.

The Option Shares are shares of the Stock of the Corporation as constituted on the date of the Award, but if, and whenever, prior to the delivery by the Corporation of all of the Option Shares, the Corporation shall effect a subdivision or consolidation of shares, or other capital readjustment, or the payment of stock dividend, or other increase or reduction of the number of shares of Stock outstanding, without receiving compensation therefor in money, services or property, then:

(a) in the event of any increases the aggregate effect of which is an increase of five percent (5%) or more in the number of such shares outstanding, the number of shares of Stock then remaining subject to this Option shall be proportionately increased (except that any fractional share resulting from any such adjustment shall be excluded from the operation of this Statement), and the consideration payable per share shall be proportionately reduced, and

(b) in the event of reductions the aggregate effect of which is a reduction of five percent (5%) or more in the number of shares outstanding, the number of shares of Stock then remaining subject to this Option shall be proportionately reduced (except that any fractional share resulting from any such adjustment shall be excluded from the operation of this Statement), and the consideration payable per share shall be proportionately increased.

(5) Change in Control.

If the Corporation is merged into or consolidated with another corporation under circumstances where the Corporation is not the surviving corporation, or if the Corporation is liquidated or sells or otherwise disposes of all or substantially all of its assets to another corporation while unexercised options remain outstanding under the Plan after the effective date of such merger, consolidation or sale, as the case may be, the Optionee shall be entitled, upon exercise of this Option, to receive in lieu of shares of Stock, shares of such stock or other securities as the holders of shares of Stock received pursuant to the terms of the merger, consolidation or sale. Notwithstanding the Certificate provisions regarding the vesting and exercisability of any option in installments, this Option shall become immediately exercisable in the event of a Change in Control of the Corporation or offer to effect a Change in Control of the Corporation.

For purposes of this Section 5, a "Change in Control" of the Corporation shall mean:

(a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the then outstanding shares of common stock of the Corporation (the "Outstanding Corporation Common Stock"); provided, however, that any acquisition by the Corporation or its subsidiaries, or any employee benefit plan (or related trust) of the Corporation or its subsidiaries of 20% or more of Outstanding Corporation Common Stock shall not constitute a Change in Control; and provided, further, that any acquisition by a corporation with respect to which, following such acquisition, more than 50% of the then outstanding shares of common stock of such corporation, is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Corporation Common Stock immediately prior to such acquisition in substantially the same proportion as their ownership, immediately prior to such acquisition, of the Outstanding Corporation Common Stock, shall not constitute a Change in Control; or

(b) Individuals who, as of the Grant Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any individual becoming a director subsequent to the Grant Date whose election, or nomination for election by the Corporation's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

(c) Consummation by the Corporation of (i) a reorganization, merger or consolidation, in each case, with respect to which all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Corporation Common Stock immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 40% of the then outstanding shares of common stock of the corporation resulting from such a reorganization, merger or consolidation; (ii) a reorganization, merger or consolidation, in each case, (A) with respect to which all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Corporation Common Stock immediately prior to such reorganization, merger or consolidation, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 40% but less than 50% of the then outstanding shares of common stock of the corporation resulting from such a reorganization, merger or consolidation, (B) at least a majority of the directors then constituting the Incumbent Board do not approve the transaction and do not designate the transaction as not constituting a Change in Control, and (C) following the transaction members of the then Incumbent Board do not continue to comprise at least a majority of the Board; or (iii) the sale or other disposition of all or substantially all of the assets of the Corporation, excluding a sale or other disposition of assets to a subsidiary of the Corporation; or

(d) Consummation by The Washington Trust Company, the wholly-owned subsidiary of the Corporation, of (i) a reorganization, merger or consolidation, in each case, with respect to which, following such reorganization, merger or consolidation, the Corporation does not beneficially own, directly or indirectly, more than 50% of the then outstanding shares of common stock of the corporation or bank resulting from such a reorganization, merger or consolidation or (ii) the sale or other disposition of all or substantially all of the assets of the Bank, excluding a sale or other disposition of assets to the Corporation or a subsidiary of the Corporation.

The decision as to whether a Change in Control of the Corporation or offer to effect a Change in Control of the Corporation has occurred shall be made by a majority of the Continuing Directors of the Corporation (as defined in the Restated Articles of Incorporation of the Corporation) and shall be conclusive and binding.

(6) No Rights Other Than Those Expressly Created.

Neither this Option, nor the Certificate, nor this Statement, nor the Plan, nor any action taken hereunder shall be construed as (i) giving the Optionee any right to be retained in the employ of, or continue to be affiliated with, the Corporation, (ii) giving the Optionee any equity or interest of any kind in any assets of the Corporation, or (iii) creating a trust of any kind or a fiduciary relationship of any kind between the Optionee and the Corporation. As to any claim for any unpaid amounts under this Option or this Statement, any person having a claim for payments shall be an unsecured creditor. The Optionee shall not have any of the rights of a stockholder with respect to any Option Shares until such time as this Option has been exercised and Option Shares have been issued.

(7) Compliance with Laws.

(a) Withholding of Taxes. Pursuant to applicable federal, state, local or foreign laws, the Corporation may be required to collect or withhold income or other taxes from the Optionee upon the grant of an Option, the exercise of an Option, or at some other time. The Corporation may require, as a condition to the exercise of this Option, or demand, at such other time as it may consider appropriate, that the Optionee pay the Corporation the amount of any taxes which the Corporation may determine is required to be collected or withheld, and the Optionee shall comply with the requirement or demand of the Corporation. Such required minimum tax withholding obligations may be paid in whole or in part by shares of Stock retained from the exercise of the Option creating the tax obligations valued at their Fair Market Value (determined as provided in Section 3 hereof) on the date of payment.

(b) Securities Law Compliance. Upon exercise (or partial exercise) of this Option, the Optionee shall make such representations and furnish such information as may, in the opinion of counsel for the Corporation, be appropriate to permit the Corporation to issue or transfer the Option Shares in compliance with the provisions of applicable federal or state securities laws. The Corporation, in its discretion, may postpone the issuance and delivery of Option Shares upon any exercise of this Option until completion of such registration or other qualification of such shares under any federal or state laws, or stock exchange listing, as the Corporation may consider appropriate. The Corporation may require that, prior to the issuance or transfer of the Option Shares upon exercise of this Option, the Optionee enter into a written agreement to comply with any restrictions on subsequent disposition that the Corporation deems necessary or advisable under any applicable federal and state securities laws. Certificates of Stock issued hereunder may be legended to reflect such restrictions.

(c) General. No Option Shares shall be issued upon exercise of this Option unless and until the Corporation is satisfied, in its sole discretion, that there has been compliance with all legal requirements applicable to the issuance of such Option Shares.

(8) Miscellaneous.

(a) Amendment. This Option may only be modified or amended by a writing signed by both parties, unless the Committee determines that the proposed modification or amendment would not materially and adversely affect the Optionee, in which case the Optionee's consent shall not be required for such modification or amendment.

(b) Notices. Any notices required to be given under this Option or this Statement shall be sufficient if in writing and if hand-delivered or if sent by first class mail and addressed as follows:

> if to the Corporation:
> Washington Trust Bancorp, Inc.
> 23 Broad Street
> Westerly, Rhode Island 02891
> Attention: Director of Human Resources
>
> if to the Optionee:
> at the address maintained in the Corporation's records
> or to such other address as either party may designate under the provisions hereof.

(c) Applicable Law. All rights and obligations under this Option and this Statement shall be governed by the laws of the State of Rhode Island.

PLEASE DIRECT ANY QUESTIONS TO:

Vernon F. Bliven		Kristen L. DiSanto
Senior Vice President, Human Resources		Vice President, Human Resources
The Washington Trust Company		The Washington Trust Company
23 Broad Street		23 Broad Street
Westerly, RI 02891	**or**	Westerly, RI 02891
(401) 348-1302		(401) 348-1204
Email: vfbliven@washtrust.com		Email: kldisanto@washtrust.com

Exhibit 10.4

WASHINGTON TRUST BANCORP, INC.
1997 Equity Incentive Plan
NONQUALIFIED STOCK OPTION CERTIFICATE
TO: _____ (Employee)

       THIS OPTION is made as of the Grant Date by WASHINGTON TRUST BANCORP, INC. (the "Corporation") to _____ (the "Optionee").

       Pursuant to the Plan and the Statement of Terms and Conditions attached hereto and incorporated herein by reference (the "Statement"), the Corporation hereby awards as of the Grant Date to the Optionee a stock option (the "Option"), as described below, to purchase the Option Shares.

A. Grant Date: _____

B. Type of Option: Non-Qualified Stock Option

C. Plan: Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan, as amended (the "Plan")

D. Option Shares: _____ shares of the Corporation's common stock, U.S. $0.0625 par value per share ("Stock").

E. Option Exercise Price: ____ per share of Stock

F. Latest Expiration Date: _____ (the "Expiration Date"), subject to earlier termination as provided in the attached Statement and in the Plan.

G. Exercisability Schedule: Subject to the Statement, so long as the Optionee remains an employee of the Corporation or a Subsidiary, the Option shall become vested and exercisable as follows:

Number of Option Shares Exercisable	Vesting and Exercisable Dates for Such Shares

       Acceptance of this Option requires no action on the part of the Optionee. However, if the Optionee desires to refuse the Option, he must notify the Corporation at the address listed in the attached Statement. This Option is not intended to be an Incentive Stock Option, as that term is described in Section 422 of the Internal Revenue Code of 1986, as amended.

WASHINGTON TRUST BANCORP, INC.
1997 Equity Incentive Plan
NONQUALIFIED STOCK OPTION
STATEMENT OF TERMS AND CONDITIONS OF OPTION
(For an Employee)

This Statement of Terms and Conditions (the "Statement) supplies the terms and conditions of a grant of a nonqualified stock option (the "Option") under the Washington Trust Bancorp, Inc. 1997 Equity Plan (the "Plan" of the "Corporation") unless any specific grant or award explicitly states to the contrary. The Option shall be subject to the provisions of the Plan, this Statement and the Certificate.

(1) Termination.

  (a) This Option shall terminate and be of no force or effect as of the earliest of the following:

    (i) The Expiration Date;

    (ii) Three years after the termination of the Optionee's employment by reason of the Optionee's death, Permanent Disability (as defined in §22(e)(3) of the Internal Revenue Code of 1986, as amended (the "Code")) or the Optionee's retirement with the consent of the Corporation; and during such three-year period, the Optionee or the Optionee's executor, administrator, legatees or distributees, as the case may be, shall have the right to exercise the Option to the extent the right to exercise the same had accrued but had not been exercised prior to the Optionee's termination of employment; or

    (iii) The date of the termination of the Optionee's employment for any other reason.

Notwithstanding the foregoing, in the case of termination for cause, the ability to exercise this Option shall terminate on the date of termination of employment and may be terminated on such earlier date as the Corporation may specify, and such date may be set so as to prevent the Optionee from further exercising any portion of such Option.

Upon the Optionee's termination of employment, any portion of this Option that is not exercisable at such time shall immediately terminate and be of no force or effect.

  (b) The Committee, as defined in the Plan, shall have discretion to determine whether any termination of the Optionee's employment by the Corporation is to be considered as retirement with the consent of the Corporation for the purposes of this Option and this Statement and whether an authorized leave of absence on military or government service or otherwise shall constitute a termination of employment for the purposes of this Option or this Statement. Any determination made by the Committee with respect to any matter referred to in this Section 1 shall be final and conclusive on all persons affected thereby. Employment by the Corporation shall be deemed to include employment of the Optionee by, and to continue during any period in which the Optionee is in the employment of, a subsidiary of the Corporation.

(2) Nontransferability; Persons Able to Exercise.

This Option may not be transferred other than by will or the laws of descent and distribution. During the life of the Optionee, only the Optionee may exercise the Option. If the Optionee dies while still affiliated with the Corporation, or during the periods specified in Section 1, this Option may be exercised by his executors, administrators, legatees or distributees, provided that such person or persons comply with the provisions of the Certificate, this Statement, and the Plan applicable to the Optionee.

(3) Method of Exercising Option.

The Option may be exercised, in whole or in part, by written notice to the Director of Human Resources of the Corporation, on any business day, specifying the number of shares which the Optionee wishes to purchase and including payment of the Option Exercise Price as provided below, provided that the Corporation, in its discretion, may modify or augment these requirements as provided in Section 7 of this Statement, or where appropriate because a person other than the Optionee is exercising the Option pursuant to Section 2. In the event this Option is exercised by any person other than the Optionee, the notice shall be accompanied by appropriate proof of the right of such person to exercise the Option. The written notice specified in this Section must be accompanied by payment of the Option Exercise Price for the shares being purchased in United States dollars in cash or by check, bank draft or money order payable to the order of the Corporation. If approved by the Committee, in its sole discretion, payment may also be made as follows:

    (a) through the delivery of shares of Stock of the Corporation already owned by the Optionee with a Fair Market Value equal to the Option Exercise Price, provided that the Optionee must have owned at least such number of shares for at least six months; or

    (b) through the reduction of the shares of Stock that the Optionee would be entitled to receive upon exercise of the Option, such shares to be valued at their Fair Market Value on the date of exercise, less their Option Exercise Price, provided that the Optionee must otherwise have owned at least the number of shares by which the Option Shares are being reduced for at least six months; or

    (c) by the Optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company to pay the purchase price; provided that in the event the Optionee chooses to pay the purchase price as so provided, the Optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Committee shall prescribe as a condition of such payment procedure; or

    (d) by any combination of the foregoing.

For purposes of this Section 3, the Fair Market Value of Stock so delivered or utilized shall be the fair market value of the Stock as determined in the manner established by the Corporation from time to time.

As soon as practical after receipt of this notice and payment, the Corporation shall deliver a certificate or certificates or form of certificate representing the Option Shares registered in the name of the person or persons exercising such Option. All shares purchased upon the exercise of this Option and payment of the full Option Exercise Price will be fully paid and nonassessable.

Notwithstanding anything to the contrary contained herein, this Option shall not be exercised for the purchase of fewer than 50 shares or all shares to which the Option is currently exercisable if such number is less than 50.

(4) Stock Adjustments.

The Option Shares are shares of the Stock of the Corporation as constituted on the date of the Award, but if, and whenever, prior to the delivery by the Corporation of all of the Option Shares, the Corporation shall effect a subdivision or consolidation of shares, or other capital readjustment, or the payment of stock dividend, or other increase or reduction of the number of shares of Stock outstanding, without receiving compensation therefor in money, services or property, then:

    (a) in the event of any increases the aggregate effect of which is an increase of five percent (5%) or more in the number of such shares outstanding, the number of shares of Stock then remaining subject to this Option shall be proportionately increased (except that any fractional share resulting from any such adjustment shall be excluded from the operation of this Statement), and the consideration payable per share shall be proportionately reduced, and

    (b) in the event of reductions the aggregate effect of which is a reduction of five percent (5%) or more in the number of shares outstanding, the number of shares of Stock then remaining subject to this Option shall be proportionately reduced (except that any fractional share resulting from any such adjustment shall be excluded from the operation of this Statement), and the consideration payable per share shall be proportionately increased.

(5) Change in Control.

If the Corporation is merged into or consolidated with another corporation under circumstances where the Corporation is not the surviving corporation, or if the Corporation is liquidated or sells or otherwise disposes of all or substantially all of its assets to another corporation while unexercised options remain outstanding under the Plan after the effective date of such merger, consolidation or sale, as the case may be, the Optionee shall be entitled, upon exercise of this Option, to receive in lieu of shares of Stock, shares of such stock or other securities as the holders of shares of Stock received pursuant to the terms of the merger, consolidation or sale. Notwithstanding the Certificate provisions regarding the vesting and exercisability of any option in installments, this Option shall become immediately exercisable in the event of a Change in Control of the Corporation or offer to effect a Change in Control of the Corporation.

For purposes of this Section 5, a "Change in Control" of the Corporation shall mean:

(a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the then outstanding shares of common stock of the Corporation (the "Outstanding Corporation Common Stock"); provided, however, that any acquisition by the Corporation or its subsidiaries, or any employee benefit plan (or related trust) of the Corporation or its subsidiaries of 20% or more of Outstanding Corporation Common Stock shall not constitute a Change in Control; and provided, further, that any acquisition by a corporation with respect to which, following such acquisition, more than 50% of the then outstanding shares of common stock of such corporation, is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Corporation Common Stock immediately prior to such acquisition in substantially the same proportion as their ownership, immediately prior to such acquisition, of the Outstanding Corporation Common Stock, shall not constitute a Change in Control; or

(b) Individuals who, as of the Grant Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any individual becoming a director subsequent to the Grant Date whose election, or nomination for election by the Corporation's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

(c) Consummation by the Corporation of (i) a reorganization, merger or consolidation, in each case, with respect to which all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Corporation Common Stock immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 40% of the then outstanding shares of common stock of the corporation resulting from such a reorganization, merger or consolidation; (ii) a reorganization, merger or consolidation, in each case, (A) with respect to which all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Corporation Common Stock immediately prior to such reorganization, merger or consolidation, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 40% but less than 50% of the then outstanding shares of common stock of the corporation resulting from such a reorganization, merger or consolidation, (B) at least a majority of the directors then constituting the Incumbent Board do not approve the transaction and do not designate the transaction as not constituting a Change in Control, and (C) following the transaction members of the then Incumbent Board do not continue to comprise at least a majority of the Board; or (iii) the sale or other disposition of all or substantially all of the assets of the Corporation, excluding a sale or other disposition of assets to a subsidiary of the Corporation; or

(d) Consummation by The Washington Trust Company, the wholly-owned subsidiary of the Corporation, of (i) a reorganization, merger or consolidation, in each case, with respect to which, following such reorganization, merger or consolidation, the Corporation does not beneficially own, directly or indirectly, more than 50% of the then outstanding shares of common stock of the corporation or bank resulting from such a reorganization, merger or consolidation or (ii) the sale or other disposition of all or substantially all of the assets of the Bank, excluding a sale or other disposition of assets to the Corporation or a subsidiary of the Corporation.

The decision as to whether a Change in Control of the Corporation or offer to effect a Change in Control of the Corporation has occurred shall be made by a majority of the Continuing Directors of the Corporation (as defined in the Restated Articles of Incorporation of the Corporation) and shall be conclusive and binding.

(6) No Rights Other Than Those Expressly Created.

Neither this Option, nor the Certificate, nor this Statement, nor the Plan, nor any action taken hereunder shall be construed as (i) giving the Optionee any right to be retained in the employ of, or continue to be affiliated with, the Corporation, (ii) giving the Optionee any equity or interest of any kind in any assets of the Corporation, or (iii) creating a trust of any kind or a fiduciary relationship of any kind between the Optionee and the Corporation. As to any claim for any unpaid amounts under this Option or this Statement, any person having a claim for payments shall be an unsecured creditor. The Optionee shall not have any of the rights of a stockholder with respect to any Option Shares until such time as this Option has been exercised and Option Shares have been issued.

(7) Compliance with Laws.

(a) Withholding of Taxes. Pursuant to applicable federal, state, local or foreign laws, the Corporation may be required to collect or withhold income or other taxes from the Optionee upon the grant of an Option, the exercise of an Option, or at some other time. The Corporation may require, as a condition to the exercise of this Option, or demand, at such other time as it may consider appropriate, that the Optionee pay the Corporation the amount of any taxes which the Corporation may determine is required to be collected or withheld, and the Optionee shall comply with the requirement or demand of the Corporation. Such required minimum tax withholding obligations may be paid in whole or in part by shares of Stock retained from the exercise of the Option creating the tax obligations valued at their Fair Market Value (determined as provided in Section 3 hereof) on the date of payment.

(b) Securities Law Compliance. Upon exercise (or partial exercise) of this Option, the Optionee shall make such representations and furnish such information as may, in the opinion of counsel for the Corporation, be appropriate to permit the Corporation to issue or transfer the Option Shares in compliance with the provisions of applicable federal or state securities laws. The Corporation, in its discretion, may postpone the issuance and delivery of Option Shares upon any exercise of this Option until completion of such registration or other qualification of such shares under any federal or state laws, or stock exchange listing, as the Corporation may consider appropriate. The Corporation may require that, prior to the issuance or transfer of the Option Shares upon exercise of this Option, the Optionee enter into a written agreement to comply with any restrictions on subsequent disposition that the Corporation deems necessary or advisable under any applicable federal and state securities laws. Certificates of Stock issued hereunder may be legended to reflect such restrictions.

(c) General. No Option Shares shall be issued upon exercise of this Option unless and until the Corporation is satisfied, in its sole discretion, that there has been compliance with all legal requirements applicable to the issuance of such Option Shares.

(8) Miscellaneous.

(a) Amendment. This Option may only be modified or amended by a writing signed by both parties, unless the Committee determines that the proposed modification or amendment would not materially and adversely affect the Optionee, in which case the Optionee's consent shall not be required for such modification or amendment.

(b) Notices. Any notices required to be given under this Option or this Statement shall be sufficient if in writing and if hand-delivered or if sent by first class mail and addressed as follows:

if to the Corporation:
Washington Trust Bancorp, Inc.
23 Broad Street
Westerly, Rhode Island 02891
Attention: Director of Human Resources

if to the Optionee:
at the address maintained in the Corporation's payroll records
or to such other address as either party may designate under the provisions hereof.

(c) Applicable Law. All rights and obligations under this Option and this Statement shall be governed by the laws of the State of Rhode Island.

PLEASE DIRECT ANY QUESTIONS TO:

Vernon F. Bliven		Kristen L. DiSanto
Senior Vice President, Human Resources		Vice President, Human Resources
The Washington Trust Company		The Washington Trust Company
23 Broad Street		23 Broad Street
Westerly, RI 02891	**or**	Westerly, RI 02891
(401) 348-1302		(401) 348-1204
Email: vfbliven@washtrust.com		Email: kldisanto@washtrust.com

Exhibit 10.5

WASHINGTON TRUST BANCORP, INC.
1997 Equity Incentive Plan
INCENTIVE STOCK OPTION CERTIFICATE
TO: _____ (Employee)

THIS OPTION is made as of the Grant Date by WASHINGTON TRUST BANCORP, INC. (the "Corporation") to _____ (the "Optionee").

Pursuant to the Plan and the Statement of Terms and Conditions attached hereto and incorporated herein by reference (the "Statement"), the Corporation hereby awards as of the Grant Date to the Optionee a stock option (the "Option"), as described below, to purchase the Option Shares.

A. Grant Date: _____

B. Type of Option: Incentive Stock Option

C. Plan: Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan, as amended (the "Plan")

D. Option Shares: _____ shares of the Corporation's common stock, U.S. $0.0625 par value per share ("Stock").

E. Option Exercise Price: _____ per share of Stock

F. Latest Expiration Date: _____ (the "Expiration Date"), subject to earlier termination as provided in the attached Statement and in the Plan.

G. Exercisability Schedule: Subject to the Statement, so long as the Optionee remains an employee of the Corporation or a Subsidiary, the Option shall become vested and exercisable as follows:

Number of Option Shares Exercisable	Vesting and Exercisable Dates for Such Shares

Acceptance of this Option requires no action on the part of the Optionee. However, if the Optionee desires to refuse the Option, he must notify the Corporation at the address listed in the attached Statement. This Option is intended to be an Incentive Stock Option, as that term is described in Section 422 of the Internal Revenue Code of 1986, as amended.

WASHINGTON TRUST BANCORP, INC.
1997 Equity Incentive Plan
INCENTIVE STOCK OPTION
STATEMENT OF TERMS AND CONDITIONS OF OPTION
(For Employees)

This Statement of Terms and Conditions (the "Statement) supplies the terms and conditions of a grant of an incentive stock option (the "Option") under the Washington Trust Bancorp, Inc. 1997 Equity Plan (the "Plan" of the "Corporation") unless any specific grant or award explicitly states to the contrary. The Option shall be subject to the provisions of the Plan, this Statement and the Certificate.

(1) Termination.

    (a) This Option shall terminate and be of no force or effect as of the earliest of the following:

        (i) The Expiration Date;

        (ii) The expiration of three months after the date of the Optionee's retirement with consent of the Corporation, and during such three-month period, the Optionee shall have the right to exercise the Option hereby granted to the extent the right to exercise the same had accrued prior to such retirement but had not been exercised prior to such retirement;

        (iii) The expiration of three years after the date of death of the Optionee, while in the employment of the Corporation or within three months after retirement; and during such three-year period, Optionee's executor, administrator, legatees or distributees shall have the right to exercise the Option hereby granted to the extent the right to exercise the same had accrued but had not been exercised prior to the Optionee's death.

        (iv) The date of the termination of the Optionee's employment for any other reason.

Notwithstanding the foregoing, in the case of termination for cause, the ability to exercise this Option shall terminate on the date of termination of employment and may be terminated on such earlier date as the Corporation may specify, and such date may be set so as to prevent the Optionee from further exercising any portion of such Option.

Upon the Optionee's termination of employment, any portion of this Option that is not exercisable at such time shall immediately terminate and be of no force or effect.

    (b) The Committee, as defined in the Plan, shall have discretion to determine whether any termination of the Optionee's employment by the Corporation is to be considered as retirement with the consent of the Corporation for the purposes of this Option and this Statement and whether an authorized leave of absence on military or government service or otherwise shall constitute a termination of employment for the purposes of this Option or this Statement. Any determination made by the Committee with respect to any matter referred to in this Section 1 shall be final and conclusive on all persons affected thereby. Employment by the Corporation shall be deemed to include employment of the Optionee by, and to continue during any period in which the Optionee is in the employment of, a subsidiary of the Corporation.

(2) Nontransferability; Persons Able to Exercise.

This Option may not be transferred other than by will or the laws of descent and distribution. During the life of the Optionee, only the Optionee may exercise the Option. If the Optionee dies while still affiliated with the Corporation, or during the periods specified in Section 1, this Option may be exercised by his executors, administrators, legatees or distributees, provided that such person or persons comply with the provisions of the Certificate, this Statement, and the Plan applicable to the Optionee.

(3) Method of Exercising Option.

The Option may be exercised, in whole or in part, by written notice to the Director of Human Resources of the Corporation, on any business day, specifying the number of shares which the Optionee wishes to purchase and including payment of the Option Exercise Price as provided below, provided that the Corporation, in its discretion, may modify or augment these requirements as provided in Section 7 of this Statement, or where appropriate because a person other than the Optionee is exercising the Option pursuant to Section 2. In the event this Option is exercised by any person other than the Optionee, the notice shall be accompanied by appropriate proof of the right of such person to exercise the Option. The written notice specified in this Section must be accompanied by payment of the Option Exercise Price for the shares being purchased in United States dollars in cash or by check, bank draft or money order payable to the order of the Corporation. If approved by the Committee, in its sole discretion, payment may also be made as follows:

(a) through the delivery of shares of Stock of the Corporation already owned by the Optionee with a Fair Market Value equal to the Option Exercise Price, provided that the Optionee must have owned at least such number of shares for at least six months; or

(b) through the reduction of the shares of Stock that the Optionee would be entitled to receive upon exercise of the Option, such shares to be valued at their Fair Market Value on the date of exercise, less their Option Exercise Price, provided that the Optionee must otherwise have owned at least the number of shares by which the Option Shares are being reduced for at least six months; or

(c) by the Optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company to pay the purchase price; provided that in the event the Optionee chooses to pay the purchase price as so provided, the Optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Committee shall prescribe as a condition of such payment procedure; or

(d) by any combination of the foregoing.

For purposes of this Section 3, the Fair Market Value of Stock so delivered or utilized shall be the fair market value of the Stock as determined in the manner established by the Corporation from time to time.

As soon as practical after receipt of this notice and payment, the Corporation shall deliver a certificate or certificates or form of certificate representing the Option Shares registered in the name of the person or persons exercising such Option. All shares purchased upon the exercise of this Option and payment of the full Option Exercise Price will be fully paid and nonassessable.

Notwithstanding anything to the contrary contained herein, this Option shall not be exercised for the purchase of fewer than 50 shares or all shares to which the Option is currently exercisable if such number is less than 50.

(4) Stock Adjustments.

The Option Shares are shares of the Stock of the Corporation as constituted on the date of the Award, but if, and whenever, prior to the delivery by the Corporation of all of the Option Shares, the Corporation shall effect a subdivision or consolidation of shares, or other capital readjustment, or the payment of stock dividend, or other increase or reduction of the number of shares of Stock outstanding, without receiving compensation therefor in money, services or property, then:

(a) in the event of any increases the aggregate effect of which is an increase of five percent (5%) or more in the number of such shares outstanding, the number of shares of Stock then remaining subject to this Option shall be proportionately increased (except that any fractional share resulting from any such adjustment shall be excluded from the operation of this Statement), and the consideration payable per share shall be proportionately reduced, and

(b) in the event of reductions the aggregate effect of which is a reduction of five percent (5%) or more in the number of shares outstanding, the number of shares of Stock then remaining subject to this Option shall be proportionately reduced (except that any fractional share resulting from any such adjustment shall be excluded from the operation of this Statement), and the consideration payable per share shall be proportionately increased.

(5) Change in Control.

If the Corporation is merged into or consolidated with another corporation under circumstances where the Corporation is not the surviving corporation, or if the Corporation is liquidated or sells or otherwise disposes of all or substantially all of its assets to another corporation while unexercised options remain outstanding under the Plan after the effective date of such merger, consolidation or sale, as the case may be, the Optionee shall be entitled, upon exercise of this Option, to receive in lieu of shares of Stock, shares of such stock or other securities as the holders of shares of Stock received pursuant to the terms of the merger, consolidation or sale. Notwithstanding the Certificate provisions regarding the vesting and exercisability of any option in installments, this Option shall become immediately exercisable in the event of a Change in Control of the Corporation or offer to effect a Change in Control of the Corporation.

For purposes of this Section 5, a "Change in Control" of the Corporation shall mean:

(a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the then outstanding shares of common stock of the Corporation (the "Outstanding Corporation Common Stock"); provided, however, that any acquisition by the Corporation or its subsidiaries, or any employee benefit plan (or related trust) of the Corporation or its subsidiaries of 20% or more of Outstanding Corporation Common Stock shall not constitute a Change in Control; and provided, further, that any acquisition by a corporation with respect to which, following such acquisition, more than 50% of the then outstanding shares of common stock of such corporation, is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Corporation Common Stock immediately prior to such acquisition in substantially the same proportion as their ownership, immediately prior to such acquisition, of the Outstanding Corporation Common Stock, shall not constitute a Change in Control; or

(b) Individuals who, as of the Grant Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any individual becoming a director subsequent to the Grant Date whose election, or nomination for election by the Corporation's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

(c) Consummation by the Corporation of (i) a reorganization, merger or consolidation, in each case, with respect to which all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Corporation Common Stock immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 40% of the then outstanding shares of common stock of the corporation resulting from such a reorganization, merger or consolidation; (ii) a reorganization, merger or consolidation, in each case, (A) with respect to which all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Corporation Common Stock immediately prior to such reorganization, merger or consolidation, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 40% but less than 50% of the then outstanding shares of common stock of the corporation resulting from such a reorganization, merger or consolidation, (B) at least a majority of the directors then constituting the Incumbent Board do not approve the transaction and do not designate the transaction as not constituting a Change in Control, and (C) following the transaction members of the then Incumbent Board do not continue to comprise at least a majority of the Board; or (iii) the sale or other disposition of all or substantially all of the assets of the Corporation, excluding a sale or other disposition of assets to a subsidiary of the Corporation; or

(d) Consummation by The Washington Trust Company, the wholly-owned subsidiary of the Corporation, of (i) a reorganization, merger or consolidation, in each case, with respect to which, following such reorganization, merger or consolidation, the Corporation does not beneficially own, directly or indirectly, more than 50% of the then outstanding shares of common stock of the corporation or bank resulting from such a reorganization, merger or consolidation or (ii) the sale or other disposition of all or substantially all of the assets of the Bank, excluding a sale or other disposition of assets to the Corporation or a subsidiary of the Corporation.

The decision as to whether a Change in Control of the Corporation or offer to effect a Change in Control of the Corporation has occurred shall be made by a majority of the Continuing Directors of the Corporation (as defined in the Restated Articles of Incorporation of the Corporation) and shall be conclusive and binding.

(6) No Rights Other Than Those Expressly Created.

Neither this Option, nor the Certificate, nor this Statement, nor the Plan, nor any action taken hereunder shall be construed as (i) giving the Optionee any right to be retained in the employ of, or continue to be affiliated with, the Corporation, (ii) giving the Optionee any equity or interest of any kind in any assets of the Corporation, or (iii) creating a trust of any kind or a fiduciary relationship of any kind between the Optionee and the Corporation. As to any claim for any unpaid amounts under this Option or this Statement, any person having a claim for payments shall be an unsecured creditor. The Optionee shall not have any of the rights of a stockholder with respect to any Option Shares until such time as this Option has been exercised and Option Shares have been issued.

(7) Compliance with Laws.

(a) Withholding of Taxes. Pursuant to applicable federal, state, local or foreign laws, the Corporation may be required to collect or withhold income or other taxes from the Optionee upon the grant of an Option, the exercise of an Option, or at some other time. The Corporation may require, as a condition to the exercise of this Option, or demand, at such other time as it may consider appropriate, that the Optionee pay the Corporation the amount of any taxes which the Corporation may determine is required to be collected or withheld, and the Optionee shall comply with the requirement or demand of the Corporation. Such required minimum tax withholding obligations may be paid in whole or in part by shares of Stock retained from the exercise of the Option creating the tax obligations valued at their Fair Market Value (determined as provided in Section 3 hereof) on the date of payment.

(b) Securities Law Compliance. Upon exercise (or partial exercise) of this Option, the Optionee shall make such representations and furnish such information as may, in the opinion of counsel for the Corporation, be appropriate to permit the Corporation to issue or transfer the Option Shares in compliance with the provisions of applicable federal or state securities laws. The Corporation, in its discretion, may postpone the issuance and delivery of Option Shares upon any exercise of this Option until completion of such registration or other qualification of such shares under any federal or state laws, or stock exchange listing, as the Corporation may consider appropriate. The Corporation may require that, prior to the issuance or transfer of the Option Shares upon exercise of this Option, the Optionee enter into a written agreement to comply with any restrictions on subsequent disposition that the Corporation deems necessary or advisable under any applicable federal and state securities laws. Certificates of Stock issued hereunder may be legended to reflect such restrictions.

(c) General. No Option Shares shall be issued upon exercise of this Option unless and until the Corporation is satisfied, in its sole discretion, that there has been compliance with all legal requirements applicable to the issuance of such Option Shares.

(8) Miscellaneous.

    (a) Amendment. This Option may only be modified or amended by a writing signed by both parties, unless the Committee determines that the proposed modification or amendment would not materially and adversely affect the Optionee, in which case the Optionee's consent shall not be required for such modification or amendment.

    (b) Notices. Any notices required to be given under this Option or this Statement shall be sufficient if in writing and if hand-delivered or if sent by first class mail and addressed as follows:

        if to the Corporation:
        Washington Trust Bancorp, Inc.
        23 Broad Street
        Westerly, Rhode Island 02891
        Attention: Director of Human Resources

        if to the Optionee:
        at the address maintained in the Corporation's payroll records
        or to such other address as either party may designate under the provisions hereof.

    (c) Applicable Law. All rights and obligations under this Option and this Statement shall be governed by the laws of the State of Rhode Island.

PLEASE DIRECT ANY QUESTIONS TO:

Vernon F. Bliven		Kristen L. DiSanto
Senior Vice President, Human Resources		Vice President, Human Resources
The Washington Trust Company		The Washington Trust Company
23 Broad Street		23 Broad Street
Westerly, RI 02891	**or**	Westerly, RI 02891
(401) 348-1302		(401) 348-1204
Email: vfbliven@washtrust.com		Email: kldisanto@washtrust.com

Exhibit 10.6

WASHINGTON TRUST BANCORP, INC.
1997 EQUITY INCENTIVE PLAN
RESTRICTED STOCK UNITS CERTIFICATE
(For a Member of the Board of Directors)

Name of Grantee:
Number of Units:
Grant Date:
Vesting Date:

       Washington Trust Bancorp, Inc. (the "Company") has selected you to receive the grant of restricted stock units identified above, subject to the provisions of its 1997 Equity Incentive Plan (the "Plan") and the Statement of Terms and Conditions. Acceptance of this grant requires no action on your part. However, if you desire to refuse this grant, you must notify the Company promptly.

WASHINGTON TRUST BANCORP, INC

By: _____

Gary P. Bennett

Title: Compensation & Human Resources Committee
Chairman

WASHINGTON TRUST BANCORP, INC.
1997 EQUITY INCENTIVE PLAN
RESTRICTED STOCK UNITS

<u>**STATEMENT OF TERMS AND CONDITIONS**</u>
(For a Member of the Board of Directors)

1. **Preamble.** This Statement contains the terms and conditions of an award of restricted stock units of the Company (the "Restricted Units") made to the Grantee identified on the attached Certificate pursuant to the Plan. Any consideration due to the Company on the issuance of the Restricted Units has been deemed to be satisfied by past services rendered by the Recipient to the Company. For purposes of this Statement, the defined terms used herein and not otherwise defined shall have the meaning set forth in the Plan.

2. **Restrictions on Transfer.** The Restricted Units shall not be sold, transferred, pledged, assigned or otherwise encumbered or disposed of, until and unless the Restricted Units shall have vested as provided in Section 3 of this Statement and a certificate has been issued pursuant to Section 6 of this Statement.

3. **Vesting.** The term "vest" as used in this Statement means the lapsing of the restrictions that are described in this Statement with respect to the Restricted Units. The Restricted Units shall vest in accordance with the schedule set forth on the Certificate, provided in each case that the Grantee is then, and since the Grant Date has continuously been, an active member of the Board of Directors. Notwithstanding the foregoing, the Grantee shall become vested in the Restricted Units prior to the vesting date set forth on the Certificate in the following circumstances:

    a. In the event of a Change in Control of the Company, all Restricted Units that have not previously been forfeited shall immediately vest; provided that the Grantee is then an active member of the Board of Directors.

    b. In the event of the Grantee's death, all Restricted Units that have not previously been forfeited shall immediately vest; provided that the Grantee was an active member of the Board of Directors immediately prior to the date of death.

    c. Upon the Retirement of the Grantee prior to the Vesting Date, all Restricted Units that have not previously been forfeited shall immediately vest.

4. **Forfeiture.** In the event the Grantee ceases to be an active member of the Board of Directors for any reason other than those provided in Section 3 of this Statement prior to the Vesting Date, all Restricted Units that have not previously been forfeited on such date shall be immediately forfeited to the Company.

5. **Dividend Equivalents.**

    a. In the case of a dividend payable on shares of Common Stock ("Shares") in the form of cash, the Company shall provide Grantee with an additional cash payment in an amount equal to the aggregate number of Restricted Units credited to the Grantee as of the record date of the dividend multiplied by the cash dividend per share amount.

    b. In the case of a dividend paid on Shares in the form of Shares, including without limitation a distribution of Shares by reason of a stock dividend, stock split or otherwise, the number of Restricted Units credited to the Grantee shall be increased by a number equal to the product of (i) the aggregate number of Restricted Units that have been awarded to the Recipient through the related dividend record date, and (ii) the number of Shares (including any fraction thereof) payable as dividend on one Share. Any additional Restricted Units shall be subject to the restrictions of this Statement in the same manner and for so long as the Restricted Units remain subject to such restrictions, and shall be promptly forfeited to the Company if and when the Restricted Units are so forfeited.

6. **Issuance of Shares.**

    a. As soon as practicable following the Grantee's vesting in the Restricted Units, the Company shall issue to the Grantee a certificate representing the number of Shares equal to the aggregate number of Restricted Units credited to the Grantee on such date in full satisfaction of such Restricted Units. The issuance of certificates may be made in book entry form.

    b. In each instance above, the issuance of Shares to the Grantee shall be subject to the payment by the Grantee by cash or other means acceptable to the Company of any federal, state, local and other applicable taxes required to be withheld in connection with such issuance in accordance with Section 7 of this Statement. The Grantee understands that once Shares have been delivered to the Grantee in respect of the Restricted Units, the Grantee will be free to sell such Shares, subject to applicable requirements of federal and state securities laws. Immediately after the issuance of Shares, this Statement shall terminate and be of no further force or effect.

7. **Tax Withholding.** The Grantee expressly acknowledges that the issuance of Shares to him pursuant to the provisions of Section 6 will result in taxable income which may be subject to withholding. The Grantee expressly acknowledges and agrees that the Grantee's rights hereunder are subject to the Grantee's paying to the Company in cash or by having the Company hold back from the Shares to be delivered, Shares having a Fair Market Value calculated to satisfy the minimum withholding requirement of all federal, state, local and any other applicable taxes required to be withheld in connection with such award or vesting.

8. **Defined Terms.**

    a. For purposes of this Statement, a "Change in Control" of the Company shall mean

        i. the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock"); provided, however, that any acquisition by the Company or its subsidiaries, or any employee benefit plan (or related trust) of the Company or its subsidiaries of 20% or more of Outstanding Company Common Stock shall not constitute a Change in Control; and provided, further, that any acquisition by a corporation with respect to which, following such acquisition, more than 50% of the then outstanding shares of common stock of such corporation, is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock immediately prior to such acquisition in substantially the same proportion as their ownership, immediately prior to such acquisition, of the Outstanding Company Common Stock, shall not constitute a Change in Control; or

        ii. individuals who, as of the Grant Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any individual becoming a director subsequent to the Grant Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

iii. consummation by the Company of (A) a reorganization, merger or consolidation, in each case, with respect to which all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 40% of the then outstanding shares of common stock of the corporation resulting from such a reorganization, merger or consolidation; (B) a reorganization, merger or consolidation, in each case, (1) with respect to which all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock immediately prior to such reorganization, merger or consolidation, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 40% but less than 50% of the then outstanding shares of common stock of the corporation resulting from such a reorganization, merger or consolidation, (2) at least a majority of the directors then constituting the Incumbent Board do not approve the transaction and do not designate the transaction as not constituting a Change in Control, and (3) following the transaction members of the then Incumbent Board do not continue to comprise at least a majority of the Board; or (C) the sale or other disposition of all or substantially all of the assets of the Company, excluding a sale or other disposition of assets to a subsidiary of the Company; or

iv. consummation by The Washington Trust Company, the wholly-owned subsidiary of the Company, of (A) a reorganization, merger or consolidation, in each case, with respect to which, following such reorganization, merger or consolidation, the Company does not beneficially own, directly or indirectly, more than 50% of the then outstanding shares of common stock of the corporation or bank resulting from such a reorganization, merger or consolidation or (B) the sale or other disposition of all or substantially all of the assets of the Bank, excluding a sale or other disposition of assets to the Company or a subsidiary of the Company.

The decision as to whether a Change in Control of the Company or offer to effect a Change in Control of the Company has occurred shall be made by a majority of the Continuing Directors of the Company (as defined in the Restated Articles of Incorporation of the Company) and shall be conclusive and binding.

b. For purposes of this Statement, "Retirement" shall mean the Grantee's cessation of service as a Director as of the Annual Meeting date following the attainment of age 70.

9. **Administration.** The Committee shall have the authority to manage and control the operation and administration of this Statement. Any interpretation of the Statement by the Committee and any decision made by the Committee with respect to the Statement is final and binding.

10. **Amendment.** This Statement may be amended only by written statement between the Grantee and the Company, without the consent of any other person.

Exhibit 10.7

WASHINGTON TRUST BANCORP, INC.
1997 EQUITY INCENTIVE PLAN
RESTRICTED STOCK AGREEMENT
(For Employees)

Name of Grantee:
No. of Shares:
Purchase Price per Share:
Grant Date:

Pursuant to the Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan (the "Plan") as amended through the date hereof, Washington Trust Bancorp, Inc. (the "Company") hereby grants a Restricted Stock Award (an "Award") to the Grantee named above. Upon acceptance of this Award, the Grantee shall receive the number of shares of common stock, par value U.S. $0.0625 per share (the "Stock") of the Company specified above, subject to the restrictions and conditions set forth herein and in the Plan.

1. Acceptance of Award. The Grantee shall have no rights with respect to this Award unless he or she shall have accepted this Award by (i) making payment to the Company by certified or bank check or other instrument acceptable to the Committee (as defined in Section 2 of the Plan) of the Purchase Price per Share, if any, times the number of shares to be accepted, and (ii) signing and delivering to the Company a copy of this Award Agreement. Upon acceptance of this Award by the Grantee, the shares of Restricted Stock so accepted shall be issued and held by the Company's transfer agent in book entry form or issued in the form of stock certificates, as determined by the Company, and the Grantee's name shall be entered as the stockholder of record on the books of the Company. Thereupon, the Grantee shall have all the rights of a shareholder with respect to such shares, including voting and dividend rights, subject, however, to the restrictions and conditions specified herein.

2. Restrictions and Conditions.

   a. Shares of Restricted Stock granted herein may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of by the Grantee prior to vesting.

   b. If the Grantee's employment with the Company and its Subsidiaries is voluntarily or involuntarily terminated for any reason prior to vesting of shares of Restricted Stock granted herein, all shares of Restricted Stock that have not been vested shall be forfeited and returned to the Company.

3. Vesting of Restricted Stock. The restrictions and conditions in Paragraph 2 of this Agreement shall lapse on the Vesting Date or Dates specified in the following schedule so long as the Grantee remains an employee of the Company or Subsidiary on such Dates. If a series of Vesting Dates is specified, then the restrictions and conditions in Paragraph 2 shall lapse only with respect to the number of shares of Restricted Stock specified as vested on such date.

Number of Shares Vested	Vesting Date

Subsequent to such Vesting Date or Dates, the shares of Stock on which all restrictions and conditions have lapsed shall no longer be deemed Restricted Stock.

Notwithstanding the foregoing, all shares of Restricted Stock shall become fully vested upon a Change in Control of the Company. For purposes of this Agreement, a "Change in Control" of the Company shall mean:

(a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock"); provided, however, that any acquisition by the Company or its subsidiaries, or any employee benefit plan (or related trust) of the Company or its subsidiaries of 20% or more of Outstanding Company Common Stock shall not constitute a Change in Control; and provided, further, that any acquisition by a corporation with respect to which, following such acquisition, more than 50% of the then outstanding shares of common stock of such corporation, is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock immediately prior to such acquisition in substantially the same proportion as their ownership, immediately prior to such acquisition, of the Outstanding Company Common Stock, shall not constitute a Change in Control; or

(b) Individuals who, as of the Grant Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any individual becoming a director subsequent to the Grant Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

(c) Consummation by the Company of (i) a reorganization, merger or consolidation, in each case, with respect to which all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 40% of the then outstanding shares of common stock of the corporation resulting from such a reorganization, merger or consolidation; (ii) a reorganization, merger or consolidation, in each case, (A) with respect to which all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock immediately prior to such reorganization, merger or consolidation, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 40% but less than 50% of the then outstanding shares of common stock of the corporation resulting from such a reorganization, merger or consolidation, (B) at least a majority of the directors then constituting the Incumbent Board do not approve the transaction and do not designate the transaction as not constituting a Change in Control, and (C) following the transaction members of the then Incumbent Board do not continue to comprise at least a majority of the Board; or (iii) the sale or other disposition of all or substantially all of the assets of the Company, excluding a sale or other disposition of assets to a subsidiary of the Company; or

(d) Consummation by The Washington Trust Company, the wholly-owned subsidiary of the Company, of (i) a reorganization, merger or consolidation, in each case, with respect to which, following such reorganization, merger or consolidation, the Company does not beneficially own, directly or indirectly, more than 50% of the then outstanding shares of common stock of the corporation or bank resulting from such a reorganization, merger or consolidation or (ii) the sale or other disposition of all or substantially all of the assets of the Bank, excluding a sale or other disposition of assets to the Company or a subsidiary of the Company.

The decision as to whether a Change in Control of the Company or offer to effect a Change in Control of the Company has occurred shall be made by a majority of the Continuing Directors of the Company (as defined in the Restated Articles of Incorporation of the Company) and shall be conclusive and binding.

4. <u>Certificates.</u>

(a) Legended Certificates. The Grantee is executing and delivering to the Company blank stock powers to be used in the event of forfeiture. Any certificates representing shares of unvested Restricted Stock shall be held by the Company and such certificates (and, to the extent determined by the Company, any other evidence of ownership of unvested Restricted Stock) shall contain the following legend:

THE TRANSFERABILITY OF THIS CERTIFICATE AND THE SHARES OF STOCK REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS (INCLUDING FORFEITURE) OF THE ISSUER'S 1997 EQUITY INCENTIVE PLAN AND A RESTRICTED STOCK AGREEMENT ENTERED INTO BETWEEN THE REGISTERED OWNER AND THE ISSUER. COPIES OF SUCH PLAN AND AGREEMENT ARE ON FILE IN THE OFFICES OF THE ISSUER.

(b) Book Entry. If unvested shares of Restricted Stock are held in book entry form, the Grantee agrees that the Company may give stop transfer instructions to the transfer agent to ensure compliance with the provisions of this Agreement.

(c) Acknowledgement. The Grantee hereby (i) acknowledges that the Restricted Stock may be held in the book entry form on the books of the Company's transfer agent and irrevocably authorizes the Company to take such actions as may be necessary or appropriate to effectuate a transfer of the record ownership of any such shares that are unvested and forfeited hereunder; (ii) agrees to deliver to the Company, as a precondition to the issuance of any certificate or certificates with respect to unvested shares of Restricted Stock, one or more stock powers, endorsed in blank, with respect to such shares; and (iii) agrees to sign other powers and take such other action as the Company may reasonably request to accomplish the transfer or forfeiture of any shares of unvested Restricted Stock that are forfeited hereunder.

5. Dividends. Dividends on shares of Restricted Stock shall be paid currently to the Grantee.

6. Incorporation of Plan. Notwithstanding anything herein to the contrary, this Agreement shall be subject to and governed by all the terms and conditions of the Plan. Capitalized terms in this Agreement shall have the meaning specified in the Plan, unless a different meaning is specified herein.

7. Transferability. This Agreement is personal to the Grantee, is non-assignable and is not transferable in any manner, by operation of law or otherwise, other than by will or the laws of descent and distribution.

8. Amendment. This Agreement may only be modified or amended by a writing signed by both parties, unless the Committee determines that the proposed modification or amendment would not materially and adversely affect the Grantee, in which case the Grantee's consent shall not be required for such modification or amendment.

9. Tax Withholding. The Grantee shall, not later than the date as of which the receipt of this Award becomes a taxable event for Federal income tax purposes, pay to the Company or make arrangements satisfactory to the Committee for payment of any Federal, state, and local taxes required by law to be withheld on account of such taxable event. The Grantee may elect to have such minimum tax withholding obligation satisfied, in whole or in part, by authorizing the Company to withhold from shares of Stock to be issued a number of shares of Stock with an aggregate Fair Market Value that would satisfy the withholding amount due.

10. No Obligation to Continue Employment. Neither the Company nor any Subsidiary is obligated by or as a result of the Plan or this Agreement to continue the Grantee in employment and neither the Plan nor this Agreement shall interfere in any way with the right of the Company or any Subsidiary to terminate the employment of the Grantee at any time.

11. Notices. Notices hereunder shall be mailed or delivered to the Company at its principal place of business and shall be mailed or delivered to the Grantee at the address on file with the Company or, in either case, at such other address as one party may subsequently furnish to the other party in writing.

12. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Rhode Island, applied without regard to conflict of law principles.

WASHINGTON TRUST BANCORP, INC.

By: _____

John C. Warren
Chairman and Chief Executive Officer

The foregoing Agreement is hereby accepted and the terms and conditions thereof hereby agreed to by the undersigned.

_____   _____
Date   Employee Name
                                                 Employee Address

Exhibit 10.8

WASHINGTON TRUST BANCORP, INC.
2003 Stock Incentive Plan
NONQUALIFIED STOCK OPTION CERTIFICATE
TO: _____ (Member of the Board of Directors)

THIS OPTION is made as of the Grant Date by WASHINGTON TRUST BANCORP, INC. (the "Corporation") to _____ (the "Optionee"), a member of the Board of Directors of the Corporation.

Pursuant to the Plan and the Statement of Terms and Conditions attached hereto and incorporated herein by reference (the "Statement"), the Corporation hereby awards as of the Grant Date to the Optionee a stock option (the "Option"), as described below, to purchase the Option Shares.

A. Grant Date: _____

B. Type of Option: Non-Qualified Stock Option

C. Plan: Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan (the "Plan")

D. Option Shares: _____ shares of the Corporation's common stock, U.S. $0.0625 par value per share ("Stock").

E. Option Exercise Price: _____ per share of Stock

F. Latest Expiration Date: _____ (the "Expiration Date"), subject to earlier termination as provided in the attached Statement and in the Plan.

G. Exercisability Schedule: Subject to the Statement, so long as the Optionee remains a director of the Corporation or a Subsidiary, the Option shall become vested and exercisable as follows:

Number of Option Shares Exercisable	Vesting and Exercisable Dates for Such Shares

Acceptance of this Option requires no action on the part of the Optionee. However, if the Optionee desires to refuse the Option, he must notify the Corporation at the address listed in the attached Statement. This Option is not intended to be an Incentive Stock Option, as that term is described in Section 422 of the Internal Revenue Code of 1986, as amended.

WASHINGTON TRUST BANCORP, INC.
2003 Stock Incentive Plan
NONQUALIFIED STOCK OPTION
STATEMENT OF TERMS AND CONDITIONS OF OPTION
(For a Member of the Board of Directors)

This Statement of Terms and Conditions (the "Statement) supplies the terms and conditions of a grant of a nonqualified stock option (the "Option") under the Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan (the "Plan" of the "Corporation") unless any specific grant or award explicitly states to the contrary. The Option shall be subject to the provisions of the Plan, this Statement and the Certificate.

(1) Termination.

(a) This Option shall terminate and be of no force or effect as of the earliest of the following:

(i) The Expiration Date;

(ii) Three years after the Optionee ceases to be an active member of the Board of Directors for any reason other than for cause;

(iii) The date that the Optionee ceases to be an active member of the Board of Directors for cause.

Notwithstanding the foregoing, in the case of termination for cause, the ability to exercise this Option may be terminated on such earlier date as the Corporation may specify, and such date may be set so as to prevent the Optionee from further exercising any portion of this Option.

(b) The Committee shall have discretion to determine whether any termination of Optionee's service as an active member of the Board of Directors is to be considered as termination for cause for the purposes of this Agreement. Any determination made by the Committee with respect to any matter referred to in this Section 1 shall be final and conclusive on all persons affected thereby.

(2) Nontransferability; Persons Able to Exercise.

This Option may not be transferred other than by will or the laws of descent and distribution. During the life of the Optionee, only the Optionee may exercise the Option. If the Optionee dies while still affiliated with the Corporation, or during the period specified in Section 1, this Option may be exercised by his executors, administrators, legatees or distributees, provided that such person or persons comply with the provisions of the Certificate, this Statement, and the Plan applicable to the Optionee.

(3) Method of Exercising Option.

The Option may be exercised, in whole or in part, by written notice to the Director of Human Resources of the Corporation, on any business day, specifying the number of shares which the Optionee wishes to purchase and including payment of the Option Exercise Price as provided below, provided that the Corporation, in its discretion, may modify or augment these requirements as provided in Section 7 of this Statement, or where appropriate because a person other than the Optionee is exercising the Option pursuant to Section 2. In the event this Option is exercised by any person other than the Optionee, the notice shall be accompanied by appropriate proof of the right of such person to exercise the Option. The written notice specified in this Section must be accompanied by payment of the Option Exercise Price for the shares being purchased in United States dollars in cash or by certified check, bank draft or money order payable to the order of the Corporation. If approved by the Committee, in its sole discretion, payment may also be made as follows:

(a) through the delivery (or attestation to the ownership) of shares of Stock, valued at Fair Market Value on the exercise date, that have been purchased by the Optionee on the open market or that have been beneficially owned by the Optionee for at least six months and are not then subject to restrictions under any Corporation plan; or

(b) by the Optionee delivering to the Corporation a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Corporation cash or a check payable and acceptable to the Corporation to pay the purchase price; provided that in the event the Optionee chooses to pay the purchase price as so provided, the Optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Committee shall prescribe as a condition of such payment procedure; or

(c) by any combination of the foregoing.

In the event the Optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the Optionee upon the exercise of the Option shall be net of the number of shares attested to. For purposes of this Section 3, the Fair Market Value of Stock so delivered or utilized shall be the fair market value of the Stock as determined in the manner established by the Corporation from time to time.

As soon as practical after receipt of this notice and payment, the Corporation shall deliver a certificate or certificates or form of certificate representing the Option Shares registered in the name of the person or persons exercising such Option. All shares purchased upon the exercise of this Option and payment of the full Option Exercise Price will be fully paid and nonassessable.

Notwithstanding anything to the contrary contained herein, this Option shall not be exercised for the purchase of fewer than 50 shares or all shares to which the Option is currently exercisable if such number is less than 50.

(4) Change of Control.

If the Corporation is merged into or consolidated with another corporation under circumstances where the Corporation is not the surviving corporation, or if the Corporation is liquidated or sells or otherwise disposes of all or substantially all of its assets to another corporation while unexercised options remain outstanding under the Plan after the effective date of such merger, consolidation or sale, as the case may be, the Optionee shall be entitled, upon exercise of this Option, to receive in lieu of shares of Stock, shares of such stock or other securities as the holders of shares of Stock received pursuant to the terms of the merger, consolidation or sale. Notwithstanding the Certificate provisions regarding the vesting and exercisability of any option in installments, this Option shall become immediately exercisable in the event of a Change of Control of the Corporation or offer to effect a Change of Control of the Corporation.

(5) No Rights Other Than Those Expressly Created.

Neither this Option, nor the Certificate, nor this Statement, nor the Plan, nor any action taken hereunder shall be construed as (i) giving the Optionee any right to be retained in the employ of, or continue to be affiliated with, the Corporation, (ii) giving the Optionee any equity or interest of any kind in any assets of the Corporation, or (iii) creating a trust of any kind or a fiduciary relationship of any kind between the Optionee and the Corporation. As to any claim for any unpaid amounts under this Option or this Statement, any person having a claim for payments shall be an unsecured creditor. The Optionee shall not have any of the rights of a stockholder with respect to any Option Shares until such time as this Option has been exercised and Option Shares have been issued.

(6) Compliance with Laws.

(a) Withholding of Taxes. Pursuant to applicable federal, state, local or foreign laws, the Corporation may be required to collect or withhold income or other taxes from the Optionee upon the grant of an Option, the exercise of an Option, or at some other time. The Corporation may require, as a condition to the exercise of this Option, or demand, at such other time as it may consider appropriate, that the Optionee pay the Corporation the amount of any taxes which the Corporation may determine is required to be collected or withheld, and the Optionee shall comply with the requirement or demand of the Corporation. Such required minimum tax withholding obligations may be paid in whole or in part by shares of Stock retained from the exercise of the Option creating the tax obligations valued at their Fair Market Value (determined as provided in Section 3 hereof) on the date of payment.

(b) Securities Law Compliance. Upon exercise (or partial exercise) of this Option, the Optionee shall make such representations and furnish such information as may, in the opinion of counsel for the Corporation, be appropriate to permit the Corporation to issue or transfer the Option Shares in compliance with the provisions of applicable federal or state securities laws. The Corporation, in its discretion, may postpone the issuance and delivery of Option Shares upon any exercise of this Option until completion of such registration or other qualification of such shares under any federal or state laws, or stock exchange listing, as the Corporation may consider appropriate. The Corporation may require that, prior to the issuance or transfer of the Option Shares upon exercise of this Option, the Optionee enter into a written agreement to comply with any restrictions on subsequent disposition that the Corporation deems necessary or advisable under any applicable federal and state securities laws. Certificates of Stock issued hereunder may be legended to reflect such restrictions.

(c) General. No Option Shares shall be issued upon exercise of this Option unless and until the Corporation is satisfied, in its sole discretion, that there has been compliance with all legal requirements applicable to the issuance of such Option Shares.

(7) Miscellaneous.

(a) Amendment. This Option may only be modified or amended by a writing signed by both parties, unless the Committee determines that the proposed modification or amendment would not materially and adversely affect the Optionee, in which case the Optionee's consent shall not be required for such modification or amendment.

(b) Notices. Any notices required to be given under this Option or this Statement shall be sufficient if in writing and if hand-delivered or if sent by first class mail and addressed as follows:

if to the Corporation:
Washington Trust Bancorp, Inc.
23 Broad Street
Westerly, Rhode Island 02891
Attention: Director of Human Resources

if to the Optionee:
at the address maintained in the Corporation's payroll records
or to such other address as either party may designate under the provisions hereof.

(c) Applicable Law. All rights and obligations under this Option and this Statement shall be governed by the laws of the State of Rhode Island.

(d) Definitions. All capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Plan.

PLEASE DIRECT ANY QUESTIONS TO:

Vernon F. Bliven		Kristen L. DiSanto
Senior Vice President, Human Resources		Vice President, Human Resources
The Washington Trust Company		The Washington Trust Company
23 Broad Street		23 Broad Street
Westerly, RI 02891	**or**	Westerly, RI 02891
(401) 348-1302		(401) 348-1204
Email: vfbliven@washtrust.com		Email: kldisanto@washtrust.com

Exhibit 10.9

WASHINGTON TRUST BANCORP, INC.
2003 STOCK Incentive Plan
INCENTIVE STOCK OPTION CERTIFICATE
TO: _____ (Employee)

THIS OPTION is made as of the Grant Date by WASHINGTON TRUST BANCORP, INC. (the "Corporation") to _____ (the "Optionee").

Pursuant to the Plan and the Statement of Terms and Conditions attached hereto and incorporated herein by reference (the "Statement"), the Corporation hereby awards as of the Grant Date to the Optionee a stock option (the "Option"), as described below, to purchase the Option Shares.

A. Grant Date: _____

B. Type of Option: Incentive Stock Option

C. Plan: Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan (the "Plan")

D. Option Shares: _____ shares of the Corporation's common stock, U.S. $0.0625 par value per share ("Stock").

E. Option Exercise Price: _____ per share of Stock

F. Latest Expiration Date: _____ (the "Expiration Date"), subject to earlier termination as provided in the attached Statement and in the Plan.

G. Exercisability Schedule: Subject to the Statement, so long as the Optionee remains an employee of the Corporation or a Subsidiary, the Option shall become vested and exercisable as follows:

Number of Option Shares Exercisable	Vesting and Exercisable Dates for Such Shares

Acceptance of this Option requires no action on the part of the Optionee. However, if the Optionee desires to refuse the Option, he must notify the Corporation at the address listed in the attached Statement. This Option is intended to be an Incentive Stock Option, as that term is described in Section 422 of the Internal Revenue Code of 1986, as amended.


WASHINGTON TRUST BANCORP, INC.
2003 STOCK Incentive Plan
INCENTIVE STOCK OPTION
STATEMENT OF TERMS AND CONDITIONS OF OPTION
(For Employees)


This Statement of Terms and Conditions (the "Statement) supplies the terms and conditions of a grant of an incentive stock option (the "Option") under the Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan (the "Plan" of the "Corporation") unless any specific grant or award explicitly states to the contrary. The Option shall be subject to the provisions of the Plan, this Statement and the Certificate.

(1) Termination.

      (a) This Option shall terminate and be of no force or effect as of the earliest of the following:

           (i) The Expiration Date;

           (ii) The expiration of three months after the date of the Optionee's retirement with consent of the Corporation, and during such three-month period, the Optionee shall have the right to exercise the Option hereby granted to the extent the right to exercise the same had accrued prior to such retirement but had not been exercised prior to such retirement;

           (iii) The expiration of three years after the date of death of the Optionee, if the Optionee dies while in the employment of the Corporation or within three months after retirement; and during such three-year period, Optionee's executor, administrator, legatees or distributees shall have the right to exercise the Option hereby granted to the extent the right to exercise the same had accrued but had not been exercised prior to the Optionee's death.

           (iv) The date of the termination of the Optionee's employment for any other reason.

Notwithstanding the foregoing, in the case of termination for cause, the ability to exercise this Option shall terminate on the date of termination of employment and may be terminated on such earlier date as the Corporation may specify, and such date may be set so as to prevent the Optionee from further exercising any portion of such Option.

Upon the Optionee's termination of employment, any portion of this Option that is not exercisable at such time shall immediately terminate and be of no force or effect.

      (b) The Committee, as defined in the Plan, shall have discretion to determine whether any termination of the Optionee's employment by the Corporation is to be considered as for cause, or as retirement with the consent of the Corporation for the purposes of this Option and this Statement and whether an authorized leave of absence on military or government service or otherwise shall constitute a termination of employment for the purposes of this Option or this Statement. Any determination made by the Committee with respect to any matter referred to in this Section 1 shall be final and conclusive on all persons affected thereby. Employment by the Corporation shall be deemed to include employment of the Optionee by, and to continue during any period in which the Optionee is in the employment of, a subsidiary of the Corporation.

(2) Nontransferability; Persons Able to Exercise.

This Option may not be transferred other than by will or the laws of descent and distribution. During the life of the Optionee, only the Optionee may exercise the Option. If the Optionee dies while still affiliated with the Corporation, or during the period specified in Section 1, this Option may be exercised by his executors, administrators, legatees or distributees, provided that such person or persons comply with the provisions of the Certificate, this Statement, and the Plan applicable to the Optionee.

(3) Method of Exercising Option.

The Option may be exercised, in whole or in part, by written notice to the Director of Human Resources of the Corporation, on any business day, specifying the number of shares which the Optionee wishes to purchase and including payment of the Option Exercise Price as provided below, provided that the Corporation, in its discretion, may modify or augment these requirements as provided in Section 7 of this Statement, or where appropriate because a person other than the Optionee is exercising the Option pursuant to Section 2. In the event this Option is exercised by any person other than the Optionee, the notice shall be accompanied by appropriate proof of the right of such person to exercise the Option. The written notice specified in this Section must be accompanied by payment of the Option Exercise Price for the shares being purchased in United States dollars in cash or by certified check, bank draft or money order payable to the order of the Corporation. If approved by the Committee, in its sole discretion, payment may also be made as follows:

(a) through the delivery (or attestation to the ownership) of shares of Stock, valued at Fair Market Value on the exercise date, that have been purchased by the Optionee on the open market or that have been beneficially owned by the Optionee for at least six months and are not then subject to restrictions under any Corporation plan; or

(b) by the Optionee delivering to the Corporation a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Corporation cash or a check payable and acceptable to the Corporation to pay the purchase price; provided that in the event the Optionee chooses to pay the purchase price as so provided, the Optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Committee shall prescribe as a condition of such payment procedure; or

(c) by any combination of the foregoing.

In the event the Optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the Optionee upon the exercise of the Option shall be net of the number of shares attested to. For purposes of this Section 3, the Fair Market Value of Stock so delivered or utilized shall be the fair market value of the Stock as determined in the manner established by the Corporation from time to time.

As soon as practical after receipt of this notice and payment, the Corporation shall deliver a certificate or certificates or form of certificate representing the Option Shares registered in the name of the person or persons exercising such Option. All shares purchased upon the exercise of this Option and payment of the full Option Exercise Price will be fully paid and nonassessable.

Notwithstanding anything to the contrary contained herein, this Option shall not be exercised for the purchase of fewer than 50 shares or all shares to which the Option is currently exercisable if such number is less than 50.

(4) Change of Control.

If the Corporation is merged into or consolidated with another corporation under circumstances where the Corporation is not the surviving corporation, or if the Corporation is liquidated or sells or otherwise disposes of all or substantially all of its assets to another corporation while unexercised options remain outstanding under the Plan after the effective date of such merger, consolidation or sale, as the case may be, the Optionee shall be entitled, upon exercise of this Option, to receive in lieu of shares of Stock, shares of such stock or other securities as the holders of shares of Stock received pursuant to the terms of the merger, consolidation or sale. Notwithstanding the Certificate provisions regarding the vesting and exercisability of any option in installments, this Option shall become immediately exercisable in the event of a Change of Control of the Corporation or offer to effect a Change of Control of the Corporation.

(5) No Rights Other Than Those Expressly Created.

Neither this Option, nor the Certificate, nor this Statement, nor the Plan, nor any action taken hereunder shall be construed as (i) giving the Optionee any right to be retained in the employ of, or continue to be affiliated with, the Corporation, (ii) giving the Optionee any equity or interest of any kind in any assets of the Corporation, or (iii) creating a trust of any kind or a fiduciary relationship of any kind between the Optionee and the Corporation. As to any claim for any unpaid amounts under this Option or this Statement, any person having a claim for payments shall be an unsecured creditor. The Optionee shall not have any of the rights of a stockholder with respect to any Option Shares until such time as this Option has been exercised and Option Shares have been issued.

(6) Compliance with Laws.

(a) Withholding of Taxes. Pursuant to applicable federal, state, local or foreign laws, the Corporation may be required to collect or withhold income or other taxes from the Optionee upon the grant of an Option, the exercise of an Option, or at some other time. The Corporation may require, as a condition to the exercise of this Option, or demand, at such other time as it may consider appropriate, that the Optionee pay the Corporation the amount of any taxes which the Corporation may determine is required to be collected or withheld, and the Optionee shall comply with the requirement or demand of the Corporation. Such required minimum tax withholding obligations may be paid in whole or in part by shares of Stock retained from the exercise of the Option creating the tax obligations valued at their Fair Market Value (determined as provided in Section 3 hereof) on the date of payment.

(b) Securities Law Compliance. Upon exercise (or partial exercise) of this Option, the Optionee shall make such representations and furnish such information as may, in the opinion of counsel for the Corporation, be appropriate to permit the Corporation to issue or transfer the Option Shares in compliance with the provisions of applicable federal or state securities laws. The Corporation, in its discretion, may postpone the issuance and delivery of Option Shares upon any exercise of this Option until completion of such registration or other qualification of such shares under any federal or state laws, or stock exchange listing, as the Corporation may consider appropriate. The Corporation may require that, prior to the issuance or transfer of the Option Shares upon exercise of this Option, the Optionee enter into a written agreement to comply with any restrictions on subsequent disposition that the Corporation deems necessary or advisable under any applicable federal and state securities laws. Certificates of Stock issued hereunder may be legended to reflect such restrictions.

(c) General. No Option Shares shall be issued upon exercise of this Option unless and until the Corporation is satisfied, in its sole discretion, that there has been compliance with all legal requirements applicable to the issuance of such Option Shares.

(7) Miscellaneous.

(a) Amendment. This Option may only be modified or amended by a writing signed by both parties, unless the Committee determines that the proposed modification or amendment would not materially and adversely affect the Optionee, in which case the Optionee's consent shall not be required for such modification or amendment.

(b) Notices. Any notices required to be given under this Option or this Statement shall be sufficient if in writing and if hand-delivered or if sent by first class mail and addressed as follows:

if to the Corporation:
Washington Trust Bancorp, Inc.
23 Broad Street
Westerly, Rhode Island 02891
Attention: Director of Human Resources

if to the Optionee:
at the address maintained in the Corporation's payroll records
or to such other address as either party may designate under the provisions hereof.

(c) Applicable Law. All rights and obligations under this Option and this Statement shall be governed by the laws of the State of Rhode Island.

(d) Definitions. All capitalized terms used herein and not otherwise defined shall have the respective meaning set forth in the Plan.

PLEASE DIRECT ANY QUESTIONS TO:

Vernon F. Bliven		Kristen L. DiSanto
Senior Vice President, Human Resources		Vice President, Human Resources
The Washington Trust Company		The Washington Trust Company
23 Broad Street		23 Broad Street
Westerly, RI 02891	**or**	Westerly, RI 02891
(401) 348-1302		(401) 348-1204
Email: vfbliven@washtrust.com		Email: kldisanto@washtrust.com